EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Earnings:
Income from continuing operations	$29,302	$16,214	$36,000	$36,437
Equity in income of unconsolidated entities	(2,919)	(47)	(2,895)	(101)
Income tax expense	523	223	793	446
Income from continuing operations before equity in income of unconsolidated entities and income tax expense	26,906	16,390	33,898	36,782
Add:
Distribution of income from investments in unconsolidated entities	2,676	3,233	11,541	8,197
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	31,674	16,416	64,174	33,213
Deduct:
Capitalized interest	337	424	850	872
Total Earnings (A)	$60,919	$35,615	$108,763	$77,320
Fixed charges and preferred dividends:
Interest expense	$30,163	$15,189	$60,839	$30,734
Amortization of deferred financing costs	1,174	803	2,485	1,607
Capitalized interest	337	424	850	872
Total Fixed Charges (B)	$31,674	$16,416	$64,174	$33,213
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$31,674	$16,416	$64,174	$33,213

Ratio of Earnings to Fixed Charges (A/B)	1.9 x	2.2 x	1.7 x	2.3 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	1.9 x	2.2 x	1.7 x	2.3 x